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                                March 25, 2021

       Alyssa Rapp
       Chief Executive Officer
       Healthwell Acquisition Corp. I
       1001 Green Bay Rd. #227
       Winnetka, IL 60093

                                                        Re: Healthwell
Acquisition Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-253418

       Dear Ms. Rapp:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our warrant agreement will designate the courts of the State of New York, page 58

   1. Please revise the third paragraph of this risk factor to clarify that plaintiffs who are unable to bring their claims
in the judicial forum they find favorable may be required to incur additional costs
litigating actions which are subject to the exclusive forum provisions.
       Expressions of Interest, page 121

   2. We note your disclosure that your anchor investors have each indicated an interest in purchasing up to 9.9%
of the units in the offering. Please revise your disclosure to identify the anchor investors
and disclose the timing and circumstances under which the investors became aware of the
offering and expressed to you their intention to participate. In light of the significant number
of units that will be purchased if each of the anchor investors fulfill
 Alyssa Rapp
Healthwell Acquisition Corp. I
March 25, 2021
Page 2
      their commitment to buy 9.9% of the 25 million units to be sold in this offering, please revise your disclosures elsewhere in the prospectus as appropriate, such as the total number and percentage of shares that will be held by the anchor investors, your sponsor and officers and directors with a view to putting into context your statement that "a smaller portion of affirmative votes from other public shareholders would be required to approve [y]our initial business combination." As the amount of the indications of interest become known, please revise accordingly.
3. Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameAlyssa Rapp
                                                             Division of
Corporation Finance
Comapany NameHealthwell Acquisition Corp. I
                                                             Office of Trade &
Services
March 25, 2021 Page 2
cc:       Carol Anne Huff
FirstName LastName